Special Meeting of Shareholders

A Special Meeting of Shareholders of the KeyPremier Funds
(the "Meeting") was held on January 15, 1999 to approve an Agreement and Plan of Reorganization whereby each KeyPremier Fund (each a series of the Sessions Group) would be reorganized as a separate series of Governor Funds, a Delaware business trust registered as an investment company under the 1940 Act ("Governor"). The proposal was approved by the following votes:


Fund Name			Votes in Favor	Votes Against	Votes Abstained
Aggressive Growth
Fund				10,740,106	    	49,955	       181,040
Established Growth
Fund				16,035,088	   	218,433	       211,058
Emerging Growth Fund	750,220		0		     	50
Intermediate Term
Income Fund			25,006,728	   	172,350	       606,529
Pennsylvania Municipal
Bond Fund		 	9,788,163	   	235,535	       28,342
Limited Duration
Government Securities	2,946,938	    	14,608	       207,577
U.S. Treasury
Obligations Money Market
Fund	 			16,060,901	   	270,580		 0
Prime Money Market Fund	200,985,032		1,479,020	       4,699,301

As of January 30, 1999, the assets and liabilities of the KeyPremier Funds were acquired by Governor in exchange for investor shares of the acquiring series of Governor, which shares were constructively distributed to KeyPremier Funds shareholders.